UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2019

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F 
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes  No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes  No ☒

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2019 Results

Consolidated
●	Consolidated Sales and Consolidated Operating Segment Income, excluding the non-recurring licensing of certain rights of the World Cup in Latin America in 2018, dropped 2.7% and 0.1%, respectively.
Cable
●	Continued its double-digit pace of growth in Sales and in Operating Segment Income of 15.7% and 20.1%, respectively, reaching a record margin of 43.8%.
●	Reached a total of 12.4 million Revenue Generating Units (“RGUs”), after the addition of 286 thousand RGUs in all three services during the quarter.
Sky
●	Sky resumed growth in video RGUs, gaining seven thousand during the quarter.
●	Broadband RGUs reached 238 thousand after the addition of 73 thousand during the quarter.
●	Revenue and Operating Segment Income were negatively impacted by the difficult year-over-year comparison given Sky benefited from the transmission of all 64 matches of the World Cup.
Content
●	Ongoing leadership with our content offer airing the top 10 programs in Mexican Television.
●
Content results were impacted primarily by a difficult comparisson to last year as a result of the 2018 World Cup, by lower government advertising revenue, and by a decline of approximately 5% in private sector core advertising revenue.

Earnings Call Date and Time: Tuesday, July 9, 2019, at 11:30 A.M. ET.

Conference ID # is 1681177
From the U.S.: +1 (877) 850 2115
From Mexico: 01 800 926 9157
International callers: +1 (478) 219 0648
Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 14:30 ET
on July 9 and will end at midnight on July 23.

Consolidated Results

Mexico City, July 8, 2019 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2019. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Last year, during second quarter, Content sales and operating segment income benefited by Ps.1,723.5 million and by Ps.817.2 million, respectively, from the non-recurring licensing of certain broadcast and digital rights of the World Cup in Latin America in 2018 (the “non-recurring licensing revenue”).

The following table sets forth consolidated Net Sales and Operating Segment Income for the quarters ended June 30, 2019 and 2018, in millions of Mexican pesos excluding the non-recurring licensing revenue:

Excluding non-recurring licensing revenue for 2Q’18	2Q’19	Margin	2Q’18	Margin	Change
		%		%	%
Net sales	24,307.6	100.0	24,978.3	100.0	(2.7)
Operating segment income[1]	9,928.1	38.8	9,935.6	38.1	(0.1)
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, excluding non-recurring licensing revenue, decreased by 2.7% to Ps.24,307.6 million in second-quarter 2019 compared with Ps.24,978.3 million in second-quarter 2018. This decrease was attributable to revenue decline in the Content, Sky and Other Businesses segments. Operating segment income remain relatively flat, reaching Ps.9,928.1 million with a margin of 38.8%.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2019 and 2018, in millions of Mexican pesos. The table includes the abovementioned non-recurring licensing revenue and the results presented are not comparable year-over-year:

	2Q’19	Margin	2Q’18	Margin	Change
		%		%	%
Net sales	24,307.6	100.0	26,701.8	100.0	(9.0)
Net income	1,263.4	5.2	4,760.8	17.8	(73.5)
Net income attributable to stockholders of the Company	919.1	3.8	4,297.4	16.1	(78.6)
Segment net sales	25,560.3	100.0	27,768.5	100.0	(8.0)
Operating segment income [1]	9,928.1	38.8	10,752.8	38.7	(7.7)
[1]	The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company decreased to Ps.919.1 million in second-quarter 2019 compared to Ps.4,297.4  million in second-quarter 2018. The net decrease of Ps.3,378.3 million reflected (i) a Ps.3,520.9 million unfavorable change in other income or expense, net, mainly due to the sale of our investment in Imagina Media Audiovisual, S.L., a media and telecom company in Spain (“Imagina”) in second quarter 2018; (ii) a Ps.760.3 million decrease in operating income before depreciation and amortization; (iii) a Ps.493.3 million increase in finance expense, net; (iv) a Ps.313.4 million decrease in share of income of associates and joint ventures, net; and (v) a Ps.231.1 million increase in depreciation and amortization. These unfavorable variances were partially offset by (i) a Ps.1,821.6 million decrease in income taxes; and (ii) a Ps.119.1 million decrease in net income attributable to non-controlling interests.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2019 and 2018, for each of our business segments. Consolidated results for second-quarter 2019 and 2018 are presented in millions of Mexican pesos.

Net Sales	2Q’19%		2Q’18%		Change %
Cable	10,215.7	40.0	8,825.7	31.8	15.7
Sky	5,348.1	20.9	5,658.8	20.4	(5.5)
Content	8,050.0	31.5	9,247.9	33.3	(13.0)
Other Businesses	1,946.5	7.6	2,312.6	8.3	(15.8)
Segment Net Sales[1]	25,560.3	100.0	26,045.0	93.8	(1.9)
Intersegment Operations[2]	(1,252.7)		(1,066.7)
Net Sales[1]	24,307.6		24,978.3		(2.7)
Non-recurring licensing revenue	n/a		1,723.5	6.2	n/a
Net Sales	24,307.6		26,701.8		(9.0)

Operating Segment Income[3]	2Q’19	Margin %	2Q’18	Margin %	Change %
Cable	4,473.7	43.8	3,724.4	42.2	20.1
Sky	2,305.6	43.1	2,540.9	44.9	(9.3)
Content[1]	2,928.3	36.4	3,477.1	37.6	(15.8)
Other Businesses	220.5	11.3	193.2	8.4	14.1
Operating Segment Income[1]	9,928.1	38.8	9,935.6	38.1	(0.1)
Non-recurring licensing income	n/a	n/a	817.2	47.4	n/a
Operating Segment Income	9,928.1	38.8	10,752.8	38.7	(7.7)
Corporate Expenses	(439.2)	(1.7)	(520.3)	(1.9)	15.6
Depreciation and Amortization	(5,079.2)	(20.9)	(4,848.1)	(18.2)	(4.8)
Other (Expense) Income, net	(283.0)	(1.2)	3,237.9	12.1	n/a
Intersegment Operations[4]	(16.7)		-		n/a
Operating Income	4,110.0	16.9	8,622.3	32.3	(52.3)
1 Excludes the non-recurring licensing revenue.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
4 As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable

Second-quarter sales increased by 15.7% to Ps.10,215.7 million compared with Ps.8,825.7 million in second-quarter 2018 driven by solid net additions in voice and broadband.

Total revenue generating units reached 12.4 million. Quarterly growth was mainly driven 72.8 thousand broadband net additions and 202.1 thousand voice net additions. Video RGUs increased by 11.4 thousand. Total net additions for the quarter were approximately 286.3 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2019 and 2018.

RGUs	2Q’19	2Q’18
Video	4,387,007	4,315,859
Broadband	4,640,275	4,106,599
Voice	3,385,387	2,273,073
Total RGUs	12,412,669	10,695,531

Second-quarter operating segment income increased by 20.1% to Ps.4,473.7 million compared with Ps.3,724.4 million in second-quarter 2018. Margin increased 159 basis points to 43.8%, a record high for this segment.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for second-quarter 2019 and 2018.

MSO Operations [1] Millions of Mexican pesos	2Q’19	2Q’18	Change %
Revenue	9,216.8	7,869.0	17.1
Operating Segment Income	4,059.8	3,405.4	19.2
Margin (%)	44.0%	43.3%

Enterprise Operations (1) Millions of Mexican pesos	2Q’19	2Q’18	Change %
Revenue	1,412.8	1,300.2	8.7
Operating Segment Income	521.9	414.3	26.0
Margin (%)	36.9%	31.9%
[1]
These results do not include consolidation adjustments of Ps.413.9 million in revenues nor Ps.108.0 million in Operating Segment Income for second quarter 2019, neither the consolidation adjustments of Ps.343.5 million in revenues nor Ps.95.3 million in Operating Segment Income for second quarter 2018. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Second-quarter operating segment income in our MSO operations increased by 19.2%, reaching a margin of 44.0%. Our Enterprise Operations posted its fourth consecutive quarter of revenue growth after the restructuring of this division in 2018, resulting in an operating segment income growth of 26.0%.

Sky

Second-quarter sales decreased by 5.5% to Ps.5,348.1 million compared with Ps.5,658.8 million in second-quarter 2018. This is mainly explained by a lower number video RGUs and the difficult comparison to last year due to strong gross additions and special events sales, both as a result of Sky’s transmission of all 64 matches of the World Cup.

During the quarter, Sky resumed growth in video RGUs adding 7.4 thousand RGUs, and continued growing its broadband business after adding 73.1 thousand broadband RGUs. It reached a total of 238.4 thousand broadband RGUs.

Sky ended the quarter with 7.6 million video and broadband RGUs, of which 161,300 were video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2019 and 2018.

RGUs	2Q’19	2Q’18
Video	7,393,726	7,961,481
Broadband	238,361	n/a
Voice	1,329	n/a
Total RGUs	7,633,416	7,961,481

Second-quarter operating segment income decreased 9.3% to Ps.2,305.6 million compared with Ps.2,540.9 million in second-quarter 2018. The margin was 43.1%. The 179 basis point decline was primarily due to the costs related to the ongoing promotion of Sky’s broadband service.

Content

Excluding the non-recurring licensing revenue, second-quarter sales decreased by 13.0% to Ps.8,050.0 million compared with Ps.9,247.9 million in second-quarter 2018. Second-quarter sales, including 2018 non-recurring licensing revenue, declined 26.6%.

Millions of Mexican pesos	2Q’19%		2Q’18%		Change %
Advertising	4,370.3	54.3	5,265.8	56.9	(17.0)
Network Subscription	1,206.0	15.0	1,200.8	13.0	0.4
Licensing and Syndication	2,473.7	30.7	2,781.3	30.1	(11.1)
Net Sales	8,050.0	100.0	9,247.9	100.0	(13.0)
Non-recurring licensing revenue	n/a		1,723.5
Net Sales	8,050.0		10,971.4		(26.6)

Advertising

Second-quarter advertising sales decreased by 17.0% to Ps.4,370.3 million compared with Ps.5,265.8 million in second-quarter 2018.

On the private sector side, revenues were down due to a difficult comparison to last year and to a slowdown in core advertising revenues. The difficult comparison resulted from two events. First, during second quarter 2018, we transmitted the World Cup which impacted advertising revenues favorably. Second, during 2019, the Easter Week holiday took place during the second quarter instead of the first, like it did in 2018, and during this period of time advertising customers reduce their investment.

We estimate that core private-sector advertising revenues, which exclude the two effects described above, declined during the second quarter by approximately 5%. The slowdown of the economy and increased volatility in the exchange rate has turned our advertising clients more cautious in regard to their investments in advertising.

On the government side, as we have indicated in the last two quarters, the new administration is implementing a number of public policy measures to make funds available for other initiatives. One of these measures is the reduction of its overall investment in advertising spending, which the government had indicated it will reach approximately 50%. This reduction had an important impact in advertising revenues during the second quarter.

Network Subscription

Second-quarter Network Subscription revenues increased by 0.4% to Ps.1,206.0 million compared with Ps.1,200.8 million in second-quarter 2018.

Licensing and Syndication

Second-quarter Licensing and Syndication sales decreased by 11.1% to Ps.2,473.7 million from Ps.2,781.3 million in second-quarter 2018. The decrease is mainly explained by the income we had from a coproduction deal last year, and, as a result of lower content sales to the rest of the world. Royalties from Univision reached U.S.$99.6 million in second-quarter 2019 compared to U.S.$102.6 million in second-quarter 2018.

Second-quarter operating segment income, excluding the non-recurring licensing revenue, decreased by 15.8% to Ps.2,928.3 million compared with Ps.3,477.1 million in second-quarter 2018. This decrease is mainly explained by the drop in Advertising and Licensing and Syndication revenues. The margin was 36.4%.

Other Businesses

Second-quarter sales decreased by 15.8% to Ps.1,946.5 million compared with Ps.2,312.6 million in second-quarter 2018. The decrease is mainly explained by declining revenues from publishing, feature films distribution and radio businesses, partially compensated by the gaming business.

Second-quarter operating segment income increased by 14.1% to Ps.220.5 million compared with Ps.193.2 million in second-quarter 2018. The increase was mainly explained by gaming and feature films distribution businesses, partially compensated by the publishing, radio and soccer businesses.

Corporate Expense

Corporate expense decreased by Ps.81.1 million, or 15.6%, to Ps.439.2 million in second-quarter 2019, from Ps.520.3 million in second-quarter 2018. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees. It is accounted for as corporate expense and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, decreased by Ps.3,520.9 million to other expense, net, of Ps.283.0 million in second-quarter 2019, from other income, net, of Ps.3,237.9 million in second-quarter 2018. This unfavorable change reflected primarily the absence of a Ps.3,547.4 million gain on disposition of our stake in Imagina, which sale was closed in June 2018, as well as an increase in non-recurrent severance expense in connection with dismissals of personnel in our Content segment.

These unfavorable variances were partially offset by a decrease in other expenses related to legal and financial advisory professional services and donations, and a lower loss on disposition of property and equipment.

The following table sets forth the breakdown of cash and non-cash other (expense) income, stated in millions of Mexican pesos, for the three months ended June 30, 2019 and 2018.

Other (expenses) income	2Q’19	2Q’18
Cash expenses, net	(257.6)	(81.3)
Non-cash expenses, net	(25.4)	(228.2)
Subtotal	(283.0)	(309.5)
Imagina	-	3,547.4
Total	(283.0)	3,237.9

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2019 and 2018.

	2Q’19	2Q’18	(Increase) Decrease
Interest expense	(2,576.3)	(2,352.7)	(223.6)
Interest income	349.0	438.8	(89.8)
Foreign exchange gain (loss), net	325.0	(487.7)	812.7
Other finance (expense) income, net	(366.2)	626.4	(992.6)
Finance expense, net	(2,268.5)	(1,775.2)	(493.3)

The finance expense, net, increased by Ps.493.3 million, or 27.8%, to Ps.2,268.5 million in second-quarter 2019 from Ps.1,775.2 million in second-quarter 2018. This increase reflected primarily:

I.
a Ps.992.6 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivative contracts in second-quarter 2019, compared with a gain in second-quarter 2018;

II.
a Ps.223.6 million increase in interest expense, primarily due to a Ps.104.8 million interest expense related to lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16 Leases, which became effective on that date, as well as interest expenses in connection with a higher average of principal amount of debt in second-quarter 2019; and

III.	a Ps.89.8 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents in second-quarter 2019.

These unfavorable variances were partially offset by a Ps.812.7 million favorable change in foreign exchange gain or loss resulting primarily from the effect on our average net U.S. dollar liability position of a 1.2% appreciation of the Mexican peso against the U.S. dollar in second-quarter 2019 compared with an 8.4% depreciation in second-quarter 2018.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.313.4 million, or 65.7%, to Ps.163.8 million in second-quarter 2019 from Ps.477.2 million in second-quarter 2018. This decrease reflected mainly a lower share of income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision, as well as the absence of share of income in Imagina.

Share of income of associates and joint ventures, net, for the second-quarter 2019, includes primarily our share of income of (i) UHI; and (ii) OCESA Entretenimiento, S.A. de C.V., a live entertainment company in Mexico.

Income Taxes

Income taxes decreased by Ps.1,821.6 million, or 71.1%, to Ps.741.9 million in second-quarter 2019 compared with Ps.2,563.5 million in second-quarter 2018. This decrease reflected primarily a lower income tax base, primarily in connection with the absence of a gain on disposition of Imagina.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.119.1 million, or 25.7%, to Ps.344.3 million in second-quarter 2019, compared with Ps.463.4 million in second-quarter 2018. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.

Capital Expenditures

During second-quarter 2019, we invested approximately U.S.$239.6 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for second-quarter 2019 and 2018.

Capital Expenditures Millions of U.S. Dollars	2Q’19	2Q’18
Cable	187.3	145.5
Sky	38.0	56.0
Content and Other Businesses	14.3	25.8
Total	239.6	227.3

For the full year, we are maintaining our guidance of approximately one billion U.S. dollars of capital expenditures in property, plant and equipment.

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of June 30, 2019 and December 31, 2018. Amounts are stated in millions of Mexican pesos

	June 30, 2019	December 31, 2018	(Decrease) Increase
Current portion of long-term debt	792.1	988.4	(196.3)
Long-term debt, net of current portion	133,196.8	120,983.6	12,213.2
Total debt [1]	133,988.9	121,972.0	12,016.9
Current portion of long-term lease liabilities	1,091.1	651.8	439.3
Long-term lease liabilities, net of current portion	8,521.4	4,666.1	3,855.3
Total lease liabilities[2]	9,612.5	5,317.9	4,294.6
Current portion of other notes payable	1,306.3	1,288.4	17.9
Other notes payable, net of current portion	-	1,288.4	(1,288.4)
Total other notes payable[3]	1,306.3	2,576.8	(1,270.5)
1 As of June 30, 2019 and December 31, 2018, total debt is presented net of finance costs in the amount of Ps.1,413.4 million and Ps.1,152.7 million, respectively, and does not include related accrued interest payable in the amount to Ps.2,029.9 million and Ps.1,120.0 million, respectively.
2 Beginning on January 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which became effective on that date. As a result, we (i) recognized right-of-use assets and lease liabilities as of January 1, 2019, in the amount of Ps.4,750.4 million, for those long-term lease agreements that we recognized as operating leases through December 31, 2018; and (ii) classified as right-of-use assets and lease liabilities as of January 1, 2019, the carrying value of property and equipment and related obligations that we recognized as finance leases through December 31, 2018, in the amount of Ps.3,402.9 million and Ps.5,317.9 million, respectively.
3 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

In May 2019, we made an offering of U.S.$750 million aggregate principal amount of 5.250% Senior Notes due 2049 registered with the U.S. Securities and Exchange Commission. We anticipate using the net proceeds from the offering for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

As of June 30, 2019, our consolidated net debt position (total debt, lease liabilities and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.93,495.2 million. As of June 30, 2019, the non-current investments in financial instruments amounted to an aggregate of Ps.13,494.4 million.

We executed a credit agreement for a five-year term loan (the “Loan”) in the amount of Ps.10,000 million with a syndicate of banks. The loan was funded on July 5, 2019, and may be used for general corporate purposes, including refinancing of existing indebtedness. The loan will bear interest at a floating rate based on a spread of 105 basis points or 130 basis points over the 28 day TIIE Rate (Tasa de Interés Interbancaria de Equilibrio) depending on the Company’s net leverage ratio. The Loan covenants require the maintenance of financial ratios related to indebtedness and interest expense.

Dividend

In April 2019, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2019 in the aggregate amount of Ps.1,066.2 million.

Share Repurchase Program

In the context of the repurchase program previously approved by the Board of Directors, the Company repurchased, during the second quarter 2019, 30.7 million CPOs, equivalent to approximately Ps.1,094.1 million.

Shares Outstanding

As of June 30, 2019, and December 31, 2018, our shares outstanding amounted to 338,215.4 million and 338,329.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,890.7 million and 2,891.7 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2019, and December 31, 2018, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.1 million and 578.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During second quarter 2019, Televisa was nominated by the “2020 Latin American Sustainable Leaders Agenda initiative” (ALAS20) as "Leading Company in Sustainability" and "Leading Company in Corporate Governance". In addition, the Company has been included as a constituent of the FTSE4Good Emerging Index for the fourth consecutive year. The FTSE4Good Emerging Index measures the performance of companies demonstrating strong environmental, social, and corporate governance (ESG) practices.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2018, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 75 countries through 26 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Carlos Madrazo. VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Artemisa Padilla / Tel: (52 55)  5224 6360 / apadillagu@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	June 30,		December 31,
	2019		2018
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	37,918.1	Ps.	32,068.3
Temporary investments		-		31.0
Trade notes and accounts receivable, net		21,291.4		19,748.9
Other accounts and notes receivable, net		10,145.4		6,376.6
Derivative financial instruments		9.1		115.7
Due from related parties		959.5		1,078.3
Transmission rights and programming		6,902.4		7,785.7
Inventories		1,224.0		1,026.4
Contract costs		1,304.0		1,143.0
Other current assets		4,248.8		2,679.0
Total current assets		84,002.7		72,052.9

Non-current assets:
Derivative financial instruments		314.6		919.8
Transmission rights and programming		10,294.6		9,229.8
Investments in financial instruments		47,798.6		49,203.4
Investments in associates and joint ventures		10,133.6		10,546.7
Property, plant and equipment, net		82,753.5		87,342.5
Right-of-use assets		7,726.8		-
Intangible assets, net		43,004.4		43,063.5
Deferred income tax assets		23,016.6		22,181.8
Contract costs		2,158.4		2,227.7
Other assets		295.9		402.5
Total non-current assets		227,497.0		225,117.7
Total assets	Ps.	311,499.7	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	June 30,		December 31,
	2019		2018
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,822.0	Ps.	2,108.4
Current portion of lease liabilities		1,091.1		651.8
Current portion of other notes payable		1,306.3		1,288.4
Derivative financial instruments		636.0		148.1
Trade accounts payable and accrued expenses		23,339.0		22,029.5
Customer deposits and advances		14,609.5		13,637.7
Income taxes payable		1,961.8		3,054.8
Other taxes payable		2,881.6		1,280.3
Employee benefits		923.7		1,067.2
Due to related parties		618.4		714.5
Other current liabilities		2,488.6		2,550.8
Total current liabilities		52,678.0		48,531.5
Non-current liabilities:
Long-term debt, net of current portion		133,196.8		120,983.6
Lease liabilities, net of current portion		8,521.4		4,666.1
Other notes payable, net of current portion		-		1,288.4
Derivative financial instruments		43.4		-
Income taxes payable		1,718.1		3,141.4
Deferred income tax liabilities		7,897.7		8,390.5
Post-employment benefits		1,019.1		962.5
Other long-term liabilities		3,962.4		4,676.0
Total non-current liabilities		156,358.9		144,108.5
Total liabilities		209,036.9		192,640.0

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		74,878.8		70,362.5
Net income for the period		1,460.8		6,009.4
		78,478.6		78,510.9
Accumulated other comprehensive income, net		3,413.5		4,427.4
Shares repurchased		(14,327.2)		(14,219.1)
		67,564.9		68,719.2
Equity attributable to stockholders of the Company		88,362.5		89,516.8
Non-controlling interests		14,100.3		15,013.8
Total equity		102,462.8		104,530.6
Total liabilities and equity	Ps.	311,499.7	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE  THREE AND
SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Millions of Mexican Pesos)

	Three months ended June 30,					Six months ended June 30,
	2019		2018			2019		2018
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)

Net sales	Ps.	24,307.6	Ps.	26,701.8	Ps.	47,702.8	Ps.	49,513.8
Cost of sales		13,815.4		15,079.7		27,079.4		28,140.3
Selling expenses		2,782.6		2,846.4		5,546.9		5,427.7
Administrative expenses		3,316.6		3,391.3		7,024.2		6,783.1
Income before other expense		4,393.0		5,384.4		8,052.3		9,162.7
Other (expense) income, net		(283.0)		3,237.9		(471.9)		3,083.8
Operating income		4,110.0		8,622.3		7,580.4		12,246.5
Finance expense		(2,942.5)		(2,840.4)		(5,652.1)		(5,224.8)
Finance income		674.0		1,065.2		1,109.5		1,248.9
Finance expense, net		(2,268.5)		(1,775.2)		(4,542.6)		(3,975.9)
Share of income of associates and joint ventures, net		163.8		477.2		329.6		584.3
Income before income taxes		2,005.3		7,324.3		3,367.4		8,854.9
Income taxes		741.9		2,563.5		1,245.9		3,099.2
Net income	Ps.	1,263.4	Ps.	4,760.8	Ps.	2,121.5	Ps.	5,755.7

Net income attributable to:
Stockholders of the Company	Ps.	919.1	Ps.	4,297.4	Ps.	1,460.8	Ps.	4,974.9
Non-controlling interests		344.3		463.4		660.7		780.8
Net income	Ps.	1,263.4	Ps.	4,760.8	Ps.	2,121.5	Ps.	5,755.7

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.32	Ps.	1.48	Ps.	0.51	Ps.	1.71

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 10, 2019	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel